UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 52057 / July 19, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11805

In the Matter of	:
	:
MORGAN COOPER, INC.	:
	:

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed with respect to Morgan Cooper, Inc. and the Commission has not chosen to review the decision as to it on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(e) of Commission's Rules of Practice, that the initial decision of the administrative law judge[*] has become the final decision of the Commission with respect to Morgan Cooper, Inc. The order contained in that decision revoking the registration of the common stock of Morgan Cooper, Inc. is hereby declared effective.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Jonathan G. Katz
Secretary

Endnotes

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[*] *Morgan Cooper, Inc.*, Initial Decision Rel. No. 288 (June 22, 2005), ___ SEC Docket___.

INITIAL DECISION RELEASE NO. 288
ADMINISTRATIVE PROCEEDING
File No. 3-11805

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION
MORGAN COOPER, INC.	:	June 22, 2005

APPEARANCES: James M. McHale, Howard Scheck, and Steven Susswein for the Division of Enforcement, Securities and Exchange Commission

Mark A. Robertson of Robertson & Williams for Respondent Morgan Cooper, Inc.

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the common stock of Morgan Cooper, Inc. (MCII), a corporate shell that has not filed any required periodic reports with the Commission since 2000.

I. INTRODUCTION

The Securities and Exchange Commission (Commission) initiated this proceeding on January 28, 2005, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that MCII's common stock is registered under Section 12(g) of the Exchange Act, and that MCII has failed to file any required annual and quarterly reports with the Commission since 2000. At a May 18, 2005, prehearing conference the parties requested leave to file cross motions for summary disposition and consented to an initial decision based on the pleadings. Leave was granted, pursuant to 17 C.F.R. § 201.250(a). Morgan Cooper, Inc., Admin. Proc. No. 3-11805 (A.L.J. May 18, 2005). The parties filed their motions for summary disposition on June 8, 2005, and replies on June 17, 2005.

This Initial Decision is based on the parties' filings of June 8 and 17, 2005, MCII's Answer to the OIP, filed March 29, 2005, and the Commission's public official records concerning MCII, of which official notice is taken pursuant to 17 C.F.R. § 201.323. The Division requests that the registration of MCII's stock be revoked. MCII requests that it be

permitted to bring the delinquent filings current within ninety days and that the registration of its stock be suspended during that time. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. Any other facts in MCII's pleadings have been taken as true, in light of the Division's burden of proof and pursuant to 17 C.F.R. § 201.250(a).[1] All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

II. FINDINGS OF FACT

The Commission's public official records show that: (1) MCII's common stock was registered with the Commission pursuant to Section 12(g) of the Exchange Act in 1996; and (2) MCII failed to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB for any fiscal period subsequent to its fiscal quarter ended September 30, 2000.[2] Its last filing of any type were Forms 8-K, filed on June 22, 2001, which indicated that MCII's independent accountant had resigned, effective August 30, 2000, and that American Nortel Communications, Inc. (ANC), had taken a controlling interest in MCII and installed its management, William P. Williams (Williams), as chairman of the board, sole director, chief executive officer, and president of MCII, as of April 14, 2001. ANC is also a delinquent filer; its last filing of a periodic report was its Form 10-QSB, filed December 28, 2001, for the quarter ended September 30, 2001.

MCII's most recent Form 10-KSB, for the year ended December 31, 1999, indicated that it was a Delaware corporation in the garment business. Its audited financial statements for that year contained a "going concern" statement, indicating doubt that the company would survive as a going concern for another year. Unaudited financial statements filed with MCII's Forms 10-QSB for the next three quarters showed mounting losses. MCII's last filing of a periodic report was its Form 10-QSB, filed November 30, 2000, for the quarter ended September 30, 2000. MCII has had no significant business activity since then but has identified several prospective businesses it wishes to pursue. Resp. at 2. MCII did not provide any specifics to back up this general statement. Prior management has had no involvement in MCII since Williams took over. Resp. at 2. MCII is not aware of any trading activity in its stock.[3] Resp. at 2. MCII has nearly 5,000 shareholders of record. Resp. at 2.

III. CONCLUSIONS OF LAW

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[1] Citations to MCII's Motion for Summary Disposition will be noted as "Resp. at __."

[2] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

[3] According to Pinksheets.com, MCII has an annual high of $0.001 and low of $0.0001. http://www.pinksheets.com/quote.jsp?symbol=MCII (last visited June 20, 2005).

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. By failing to file the required reports, MCII violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

The Division requests that the registration of MCII's stock be revoked. MCII, which asks for an opportunity to bring its delinquent filings current in the future, cites e-Smart Tech., Inc., 83 SEC Docket 3586 (Oct. 12, 2004); e-Smart Tech., Inc., Admin. Proc. No. 3-10977 (A.L.J. Feb. 3, 2005) for the proposition that it should be allowed to do so, rather than suffer revocation of its registration.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Tech., Inc., 83 SEC Docket at 3590. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Tech., Inc., 83 SEC Docket at 3590-91 n. 14.

Revocation of the registration of the stock of MCII will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission precedent and sanction considerations set forth in Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002); Neurotech Dev. Corp., Admin. Proc. No. 3-11724 (A.L.J. Mar. 1, 2005) (delinquent filer represented that it would bring its filings current during the proceeding, but did not do so).

The instant case is distinguished from e-Smart, cited by MCII. In that case, unlike MCII, a delinquent filer brought its filings current during the proceeding.[4] Unlike MCII, it

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[4] The Commission stated that a company's subsequent filing history is an important factor to be considered in determining whether revocation is "necessary or appropriate for the protection of investors" within the meaning of Section 12(j) of the Exchange Act, but warned that its decision was dependent on the particular facts of that proceeding and not to be construed as suggesting

undertook extensive efforts to stay current with ongoing reporting requirements and executed contracts that would provide revenue to support those efforts, thus reducing the likelihood of future violations.

MCII's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions. But for this proceeding, it is unlikely that MCII would have offered to file its overdue reports, and, even if it did so within the next ninety days, the facts do not provide assurance against future violations. Although MCII stresses that its management has changed and represents that it will bring its filings current if its registration is not revoked, new management – Williams – took over in April 2001 and has made no filings since then. MCII is a corporate shell. MCII claims that it is reviewing business opportunities, but it has not developed concrete business plans during the four years of Williams's management. While MCII argues that 5,000 shareholders will be harmed by revocation, these shareholders own stock that has an annual high of close to zero in a corporation that has had no business activity for almost five years. Any shareholders who purchased their stock have already been harmed. To recoup the funds they paid for MCII stock, those shareholders would have to sell worthless stock to additional investors, resulting in further harm. In short, it is essential for the protection of investors to revoke the registration of MCII's stock.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the common stock of Morgan Cooper, Inc., IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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that a determination to revoke an issuer's registration will be reconsidered simply because the issuer has begun to submit long overdue filings during a proceeding to revoke its registration. e-Smart Tech., Inc., 83 SEC Docket at 3592 & n. 18.

Carol Fox Foelak
Administrative Law Judge